

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 31, 2007

Mr. Jon A. Douglas
Chief Financial Officer
Northgate Minerals Corporation
815 Hornby Street, Suite 406
Vancouver, British Columbia, Canada  V6Z 2E6


> **Re:** **Northgate Minerals Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 001-06138**


Dear Mr. Douglas:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Exhibit 99.4 – Supplementary Note

Reconciliation to United States Generally Accepted Accounting Principles

1.      We note you disclose in Note 3 on page 35 of Exhibit 99.2 that during 2006 you changed your accounting policy, which you applied retroactively for all years presented, with respect to metal inventories to incorporate a full costing method and to value additional components of inventory created during the mining

process.  Please add a disclosure under this heading in Exhibit 99.4 to discuss the reason for your accounting policy change and the accounting guidance supporting your new method.  Additionally, disclose in more details your full costing method and the nature of additional costs and components included in your inventory valuation.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3740 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director